SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                         The Salomon Brothers Fund Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    795477108
                                 --------------
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 19, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,943,425

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  2,943,425

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,943,425

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,943,425

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,943,425

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,943,425

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  CO

                                *SEE INSTRUCTIONS

ITEM 1.  Security and Issuer.

     This statement relates to the common stock, $1.00 par value (the "Common Stock"), of The Salomon Brothers Fund Inc. (the "Issuer"). The Issuer's principal executive office is located at 125 Broad Street, New York, New York 10004.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and, collectively with Elliott and Elliott
International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC ("Special GP"), are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

     NAME                     ADDRESS                       OCCUPATION
Paul E. Singer                712 Fifth Avenue 36th Floor   General partner of
                              New York, New York 10019      Elliott and Capital
                                                            Advisors; President
                                                            of EICA; and a
                                                            managing member of
                                                            Special GP

Braxton Associates, Inc.      712 Fifth Avenue 36th Floor   The principal busi-
                              New York, New York 10019      ness of Braxton
                                                            Associates, Inc. is
                                                            serving as general
                                                            partner of Capital
                                                            Advisors

Elliott Asset Management LLC  712 Fifth Avenue              General Partner of
                              36th Floor                    Capital Advisors
                              New York, New York  10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

    NAME                     ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Capital Advisors and
                         New York, New York  10019    President of EICA

         ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

    NAME                              ADDRESS                    OCCUPATION
Paul E. Singer                 712 Fifth Avenue 36th Floor  General partner of
                               New York, New York 10019     Elliott and Capital
                                                            Advisors; President
                                                            of EICA; and a
                                                            managing member of
                                                            Special GP

 Braxton Associates, Inc.      712 Fifth Avenue 36th Floor  The principal busi-
                               New York, New York 10019     ness of Braxton
                                                            Associates, Inc. is
                                                            serving as general
                                                            partner of
                                                            Capital Advisors

 Elliott Asset Management LLC  712 Fifth Avenue             General Partner of
                               36th Floor                   Capital Advisors
                               New York, New York  10019



     ELLIOTT INTERNATIONAL

     The  business  address  of  Elliott  International  is c/o Bank of  Bermuda
(Cayman) Limited, Strathvale House, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

     NAME               ADDRESS                       OCCUPATION
Hambledon, Inc.         c/o Bank of Bermuda           General partner of Elliott
                        (Cayman) Limited              International
                        Strathvale House
                        North Church Street
                        George Town, Grand Cayman
                        Cayman Islands

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

    NAME                  ADDRESS                      OCCUPATION
Paul E. Singer         712 Fifth Avenue              General partner of Elliott
                       36th Floor                    and Capital Advisors;
                       New York, New York  10019     President of EICA; and a
                                                     managing member of
                                                     Special GP

     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

    NAME                   ADDRESS                      OCCUPATION
Paul E. Singer         712 Fifth Avenue              General partner of Elliott
                       36th Floor                    and Capital Advisors;
                       New York, New York  10019     President of EICA; and a
                                                     managing member of
                                                     Special GP


     (d) and (e) During the last five years, none of the persons or entities listed above or has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $34,307,937.86


Elliott International Working Capital       $37,788,330.12


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may, to the extent permitted by law, acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

     On August 16, 2005, the Issuer, along with other funds managed by Salomon Brothers Asset Management Inc. (the "Advisor") filed a Preliminary Proxy Statement on Schedule 14A (the "Joint Proxy Statement"). According to the Joint Proxy Statement, the Issuer will ask shareholders of the Issuer to approve a new management agreement between the Issuer and the Advisor. According to the Issuer, this approval is required by the sale by the Advisor's parent company, Citigroup Inc., of its interest in the Advisor to Legg Mason, Inc.

     The Reporting Persons are concerned that the Common Stock of the Issuer has been consistently trading at a significant discount to the net asset value ("NAV") of the portfolio of securities held by the Issuer. Steps taken to date by the Issuer to reduce or eliminate the discount have been inadequate. The Reporting Persons do not believe it is appropriate to approve a new investment management agreement unless the Issuer agrees to take specific action to eliminate or nearly eliminate this discount. Absent such agreement to eliminate or nearly eliminate the discount to NAV, the Reporting Persons currently intend to oppose approval of the new investment management agreement. Accordingly, the Reporting Persons are actively considering all their options, including meeting with management of the Issuer and/or soliciting proxies from other shareholders of the Issuer to oppose approval.

     Except as set forth in this filing, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   2,943,425   shares  of  Common  Stock,
constituting 2.97% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 2,943,425 shares of Common Stock, constituting 2.97% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,886,850 shares of Common Stock constituting 5.93% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                Approx. Price per
                               Amount of Shs.   Share (excl. of
Date     Security              Bought (Sold)    commissions)

6/20/05  COMMON STOCK                  7,560          $13.0006
6/23/05  COMMON STOCK                 34,000          $12.9949
6/24/05  COMMON STOCK                485,345          $13.0000
6/24/05  COMMON STOCK                 25,850          $12.9459
6/27/05  COMMON STOCK                 35,400          $12.9235
6/28/05  COMMON STOCK                  3,700          $13.0000
7/05/05  COMMON STOCK                 21,600          $13.1238
7/07/05  COMMON STOCK                 50,000          $13.0415
7/15/05  COMMON STOCK                  4,050          $13.4700
7/18/05  COMMON STOCK                 12,450          $13.4796

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date     Security               Bought (Sold)    commissions)

6/20/05  COMMON STOCK                 11,340          $13.0006
6/23/05  COMMON STOCK                 51,000          $12.9949
6/24/05  COMMON STOCK               (485,345)         $13.0000
6/24/05  COMMON STOCK                 25,850          $12.9459
6/27/05  COMMON STOCK                 35,400          $12.9235
6/28/05  COMMON STOCK                  3,700          $13.0000
7/05/05  COMMON STOCK                 21,600          $13.1238
7/07/05  COMMON STOCK                 50,000          $13.0415
7/15/05  COMMON STOCK                  4,050          $13.4700
7/18/05  COMMON STOCK                 12,450          $13.4796


     All of the above transactions were effected on the New York Stock Exchange or between the Reporting Persons.

     No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 429,400 and 644,100 shares of Common Stock of the Issuer, respectively. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements. The counterparty to the Derivative Agreements is an unaffiliated third party financial institution.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 19, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                              -----------------------------
                                  Elliot Greenberg
                                  Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
                 as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                              -----------------------------
                                 Elliot Greenberg
                                 Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
            ------------------------------
                Elliot Greenberg
                Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of The Salomon Brothers Fund Inc. dated August 19, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  August 19, 2005


         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                              -----------------------------
                                  Elliot Greenberg
                                  Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
                 as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                              -----------------------------
                                 Elliot Greenberg
                                 Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
            ------------------------------
                Elliot Greenberg
                Vice President